Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated February 23, 2017 relating to the consolidated and combined financial statements of LSC Communications, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocation of certain assets, liabilities, expenses and income that have historically been held at the R. R. Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to LSC Communications, Inc.) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

Chicago, IL

March 7, 2017